OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-27377

CUSIP NUMBER
929251106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
W Holding Company, Inc.

Full Name of Registrant

Former Name if Applicable

19 West McKinley Street

Address of Principal Executive Office (Street and Number)
Mayaguez, Puerto Rico 00680

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
The delay in filing the subject report resulted from W Holding Company, Inc.’s (the “Company”) delay in completing the audit of its financial statements for the fiscal year ended December 31, 2008. The Company filed its Annual Report on Form 10-K for the year ended December 31, 2008 with the Securities and Exchange Commission (the “SEC”) on October 28, 2009. The Company intends to file its 2009 quarterly reports for the quarters ended March 31, June 30, and September 30, 2009 prior to December 31, 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lidio V. Soriano	(787)	834-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant has not filed its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2009.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

Due to the additional time needed by the Company to complete the audit of its financial statements for the year ended December 31, 2008 and the Company’s focus on filing its Annual Report on Form 10-K for the year ended December 31, 2008, the Company needs additional time to complete its financial statements for the quarter and nine month periods ended September 30, 2009 and to review its unaudited quarterly condensed financial statements for the quarters ended March 31, June 30, and September 30, 2009. Although such results have not been fully determined at this time, based on its most recent preliminary unaudited financial data, the Company expects a significant change in its results of operations for the quarter and nine month period ended September 30, 2009 compared to same periods in 2008. The following table provides preliminary unaudited summary financial data for the quarter and nine month periods ended September 30, 2009 and comparative data for the corresponding periods in 2008.

	Quarter Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Interest Income	$151,957	$203,645	$464,038	$625,138
Interest Expense	105,576	165,217	359,212	510,262

Net Interest Income	46,381	38,428	104,826	114,876
Provision for Loan Losses	(12,424)	(15,382)	(32,345)	(44,685)
Noninterest Income	39,335	9,871	96,504	48,165
Noninterest expense	54,126	46,066	155,604	132,851

Income (Loss) before Income Taxes	19,166	(13,149)	13,381	(14,495)
Income Tax Provision (Credit)	7,864	(2,070)	6,758	(37,126)

Net Income (Loss)	$11,302	$(11,079)	$6,623	$22,631

As shown above, preliminary unaudited net income for the quarter ended September 30, 2009 was approximately $11.3 million, compared to unaudited net loss of approximately $11.1 million for the same quarter in 2008. Preliminary unaudited income before income taxes for the quarter ended September 30, 2009 was approximately $19.2 million, compared to unaudited loss before income taxes of approximately $13.1 million for the same period in 2008. The positive variance for the quarter ended September 30, 2009 was primarily due to the following: (1) an increase of approximately $8.0 million in net interest income, principally driven by an increase in the net yield on interest earning assets mainly due to the refinancing of high cost liabilities (brokered deposits and repurchase agreements) in a lower rate environment offset in part by a decrease in the Company’s average interest earning assets; (2) a decrease of approximately $3.0 million in the provision for loan losses, mainly due to a decrease in the Company’s general component of its allowance for loan losses as a result of the reduction in the Company’s loan portfolio and a decrease in the Company’s level of, and specific allowance on, impaired loans; (3) an increase of approximately $29.5 million in noninterest income, primarily driven by the sale of investment securities available for sale; and (4) higher noninterest expenses as a result of the increase in the Federal Deposit Insurance Corporation (“FDIC”) deposit insurance premium.
For the nine months ended September 30, 2009, preliminary unaudited net income was approximately $6.6 million, compared to unaudited net income of $22.6 million for the same period in 2008. Preliminary unaudited income before taxes for the nine months ended September 30, 2009 was approximately $13.4 million, compared to unaudited loss before taxes of approximately $14.5 million for the same period in 2008. The positive variance in income before income taxes in 2009 compared to 2008 was due to the following: (1) a decrease in net interest income as a result of a decrease in the net yield of interest-earning assets driven by the repricing of variable rate construction and commercial loans; (2) a lower provision for loan losses, due to decreases in the Company’s general and specific component of its allowance for loan losses mainly due to reductions in the Company’s total and nonperforming loan portfolios; (3) higher noninterest income, primarily driven by the sale of investment securities available for sale; and (4) higher noninterest expenses mainly as a result of the increase in deposit insurance expenses levied by the FDIC, including a one-time special assessment accrued during the second quarter of 2009. On an after tax basis, the decrease in net income during 2009 compared to 2008 reflects the negotiated tax agreements with local and federal authorities that yielded a benefit of $33.3 million during the nine month period ended September 30, 2008. There were no such agreements during 2009.

The information for the quarter and six months ended September 30, 2009 and 2008 set forth above is unaudited and should be considered preliminary, and all information presented is subject to change pending completion of the audits for such periods. Actual results may differ materially.

W Holding Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2009	By:	/s/ Lidio V. Soriano

Name: Lidio V. Soriano
Title: Chief Financial Officer
     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).